UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Exact name of registrant as specified in its charter)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone: +91 22 6665 8282

Fax: +91 22 6665 7799

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value Rs.2 per share

American Depositary Shares, each representing five Ordinary Shares

Rights to subscribe for Ordinary Shares

(including rights to subscribe for Ordinary Shares represented by American Depositary Shares)

‘A’ Ordinary Shares, par value Rs.2 per share

Rights to subscribe for ‘A’ Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.

Tata Motors Limited (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on September 27, 2004.

B.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding rules of the U.S. Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, the Company’s securities were last sold in the United States on March 30, 2015 in a registered offering under the Securities Act of 1933, as amended, when it sold its Ordinary Shares, rights to subscribe for Ordinary Shares (including rights to subscribe for Ordinary Shares represented by American Depositary Shares (the “ADS”), each representing five (5) Ordinary Shares), ‘A’ Ordinary Shares and rights to subscribe for ‘A’ Ordinary Shares under an automatic shelf registration statement on Form F-3 (File No. 333-203096). On January 24, 2024, the Company filed a post-effective amendment to the Form F-3 terminating the registration of the unsold securities registered thereon.

Item 3.	Foreign Listing and Primary Trading Market

A.

The Company has maintained listings of both of its Ordinary Shares and ‘A’ Ordinary Shares on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”). The BSE and the NSE, both located in India, constitute the primary trading markets for the Company’s Ordinary Shares and ‘A’ Ordinary Shares.

B.

The Company’s Ordinary Shares and ‘A’ Ordinary Shares were initially listed on (i) the BSE on August 22, 1955 and October 5, 2008, respectively; and (ii) the NSE on July 22, 1998 and November 5, 2008, respectively. The Company has maintained its listings on the BSE and the NSE for at least the 12 months preceding the filing of this Form 15F.

C.

The percentage of trading in the Company’s Ordinary Shares and ‘A’ Ordinary Shares that occurred in India for the 12-month period from January 11, 2023 through January 10, 2024 (both dates inclusive) was approximately 96.1% and 100.0%, respectively.

Item 4.	Comparative Trading Volume Data

A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are January 11, 2023 and January 10, 2024 (both dates inclusive).

B.

The average daily trading volume of the Company’s Ordinary Shares (including those underlying the ADSs) and ‘A’ Ordinary Shares in the United States (both on-exchange and off-exchange) was 479,648 shares and nil, respectively, for the 12-month period described in Item 4.A. of this Form 15F. The average daily trading volume of the Company’s Ordinary Shares (including those underlying the ADSs) and ‘A’ Ordinary Shares on a worldwide basis for the same 12-month period was 12,280,461 shares and 2,912,451 shares, respectively.

C.

The average daily trading volume of the Company’s Ordinary Shares (including those underlying the ADSs) and ‘A’ Ordinary Shares in the United States as a percentage of the average daily trading volume for its Ordinary Shares (including those underlying the ADSs) and ‘A’ Ordinary Shares on a worldwide basis for the period described in Item 4.A of this Form 15F was approximately 3.9% and nil, respectively. Since the effectiveness of delisting of the Company’s ADSs from the New York Stock Exchange (the “NYSE”) on January 23, 2023, there has been no over-the-counter market trading of the ADSs in the United States due to regulatory restrictions under Indian law.

D.

The Company’s ADSs were delisted from the NYSE following the close of trading on January 23, 2023. As of January 23, 2023, the average daily trading volume of the Company’s Ordinary Shares (including those underlying the ADSs) and ‘A’ Ordinary Shares in the United States as a percentage of the average daily trading volume for its Ordinary Shares (including those underlying the ADSs) and ‘A’ Ordinary Shares on a worldwide basis for the preceding 12-month period was approximately 19.3%, and nil, respectively.

E.

The Company has terminated its ADS program with respect to the ADSs and the corresponding deposit agreement pursuant to which the ADS program was maintained, on January 23, 2023. As of January 23, 2023, the average daily trading volume of the Company’s Ordinary Shares (including those underlying the ADSs) and ‘A’ Ordinary Shares in the United States as a percentage of the average daily trading volume for its Ordinary Shares (including those underlying the ADSs) and ‘A’ Ordinary Shares on a worldwide basis for the preceding 12-month period was approximately 19.3%, and nil, respectively.

F.	All trading volume information was obtained from Bloomberg L.P.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

The Company published a notice of its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on November 9, 2022. The press release was posted on the Company’s website and submitted to the SEC on Form 6-K via EDGAR on November 9, 2022.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at www.tatamotors.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Tata Motors Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Tata Motors Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: January 24, 2024

TATA MOTORS LIMITED

By	:	/s/ Maloy Kumar Gupta
Name	:	Maloy Kumar Gupta
Title	:	Company Secretary